SNET
We go beyond the call.

227 Church Street                                         News Release
New Haven, Connecticut 06506




                                        January 24, 1995



                    FOR FURTHER INFORMATION CONTACT:
                                             Jim Magrone
                                             (203) 771-4662


          SNET ANNOUNCES STRONG 1994 EARNINGS

   Southern New England Telecommunications Corporation (NYSE:

SNG) announced today that earnings for 1994 were $178 million or $2.77 per share.  This compares with 1993 earnings from

continuing operations of $161 million or $2.53 per share,

excluding the 1993 restructuring charge, an extraordinary

charge, and accounting changes.  With those charges, the

company recorded a net loss for 1993 of ($318) million or

($4.99) per share.

     "1994 was a watershed year -- a time of pivotal change

for SNET.  I am pleased with how far we have progressed in our transformation from a traditional telephone company to

becoming a premier provider of communication, information, and entertainment services," said Daniel J. Miglio, SNET chairman and chief executive officer.

     "We delivered four consecutive quarters of strong

earnings in 1994.  We're building on our strengths with a

strategy to increase profitability by growing revenues and

cutting costs, by providing customers with unparalleled

service at competitive prices and by expanding into growth

areas where we have a competitive edge.  We're expanding our wireless business, one of the fastest-growing parts of

telecommunications, by acquiring cellular properties that will increase our coverage area by 70 percent.  The growth rate in

                       - more -

our current wireless business has been awesome:  we nearly

doubled the number of customers last year.  We have also

initiated promising new businesses in long-distance and in

multimedia where we have been recognized as an industry

leader.  We are building an information superhighway that will reach all our customers in the next 14 years.  The steps we

are taking during this time of revolutionary, industry change are making SNET a successful player in bringing the advantages of the information age to our customers while we continue to build value for shareholders," he added.

   Consolidated revenues and sales for 1994 rose 4 percent to

$1,717 million.  Access lines in service for Southern New

England Telephone grew 2.3 percent versus a 1.4 percent growth rate in 1993.  The telephone company subsidiary also continued

to increase sales of premium services, primarily with such

products as Totalphone[SM] and SNET SmartLink[SM].  Interstate

minutes of use grew 6 percent.

     SNET's other subsidiaries had an overall revenue increase

of 19 percent to $243 million led by the wireless business,

where the customer base in 1994 grew from 88,000 to 166,000.

In addition, SNET America, the company's long-distance

subsidiary, had strong revenue and customer growth for the

year.

   Consolidated 1994 operating and maintenance expenses,

which excludes depreciation, were up 2 percent.  Expenses in the telephone subsidiary declined approximately $25 million

because of a decrease in employee-related expenses and other cost-containment efforts.  Expenses rose approximately $40

million for the company's other subsidiaries to support growth in the wireless and long-distance businesses and for the

multimedia trial.

   Higher depreciation rates and increased network investment resulted in a 13 percent rise in depreciation and amortization expense.  Interest expense dropped 18 percent because of

reduced borrowing and savings from previous refinancings.

                       - more -

   For the fourth quarter of 1994, earnings were $42 million

or $0.65 per share.  For 1993, earnings from continuing

operations before the extraordinary charge and without the

restructuring charge, were $35 million or $0.55 per share.

The net loss for fourth-quarter 1993 including these charges was ($224) million, or ($3.51) per share.

   Fourth-quarter 1994 revenues and sales were up 2 percent

to $436 million, compared with $427 million for the same

quarter in 1993.  Operating and maintenance expenses dropped 2 percent to $249 million for the fourth quarter, compared with

$253 million for the same period in 1993.  Telephone company expenses for the quarter were down approximately $16 million,

and the company's other subsidiaries had an increase of $12

million.  Depreciation and amortization expense rose 7 percent over the fourth quarter of 1993.  Interest expense was down 22 percent for the quarter.

   SNET is an independent telecommunications company that

offers through its subsidiaries network and information-

management services and communications systems; in-state,

national, and international long-distance communications

services; directory publishing and advertising services; and

cellular mobile phone and paging services.  SNET is building I-

SNET, Connecticut's broadband, information superhighway to

serve all its customers.

                          ###

                         SNET
      Preliminary Summary of Consolidated Results
        For the Three Months Ended December 31
        (in Millions Except Per Share Amounts)

                                   (Unaudited)
                            For the 3 Months Ended Percent
                                 December 31,      Change
                                1994        1993
INCOME STATEMENT
Revenues and Sales            $436.4      $426.5     2%
Costs and Expenses:
 Operating and maintenance     248.9       253.3    (2)%
 Provision for restructuring    -          355.0
 Depreciation and amortization  85.0        79.5     7%
 Taxes other than income        13.7        15.3
   Total Costs and Expenses    347.6       703.1
Operating Income (Loss)         88.8      (276.6)
Interest                        17.7        22.6   (22)%
Income (Loss) from Continuing
  Operations Before
  Income Taxes                  71.1      (299.2)
Income taxes (benefit)          29.5      (129.5)
Income (Loss) from
  Continuing Operations         41.6      (169.7)
Discontinued operations          -         (10.3)
Income (Loss)Before
  Extraordinary Charge          41.6      (180.0)
Extraordinary charge             -         (44.0)
Net Income (Loss)             $ 41.6     $(224.0)

Weighted Average Common Shares
  Outstanding (in thousands)  64,444      63,854

Earnings(Loss)Per Common Share:
Income (Loss) from
  Continuing Operations      $    .65   $  (2.66)
Discontinued operations           -         (.16)
Income (Loss) Before
 Extraordinary Charge             .65      (2.82)
Extraordinary charge              -         (.69)
Earnings (Loss) Per
  Common Share               $    .65    $ (3.51)







                         SNET
      Preliminary Summary of Consolidated Results
        For the Three Months Ended December 31
        (in Millions Except Per Share Amounts)

                                   (Unaudited)
                            For the 3 Months Ended Percent
                                December 31,       Change
                                1994        1993
STATISTICS
Access Lines in Service        2,009       1,964      2%
Interstate Minutes of Use      1,760       1,654      6%


                            Dec. 31,   Dec. 31,
                               1994       1993
BALANCE SHEET
Common Equity at Period End   $952.8     $854.6
Book Value Per Common Share
  at Period End               $ 14.77    $ 13.38
Debt Ratio at Period End        51.0%      59.9%


                         SNET
      Preliminary Summary of Consolidated Results
            For the Years Ended December 31
        (in Millions Except Per Share Amounts)

                             For the Years Ended   Percent
                                  December 31,     Change
                                 1994       1993
INCOME STATEMENT
Revenues and Sales             $1,717.0   $1,653.6    4%
Costs and Expenses:
 Operating and maintenance        957.8      943.3    2%
 Provision for restructuring       -         355.0
 Depreciation and amortization    328.6      291.1   13%
 Taxes other than income           56.2       60.6
   Total Costs and Expenses     1,342.6    1,650.0
Operating Income                  374.4        3.6
Interest                           74.9       91.4  (18)%
Income (Loss) from Continuing
 Operations Before
 Income Taxes                     299.5      (87.8)
Income taxes (benefit)            121.9      (44.2)
Income (Loss) from
 Continuing Operations            177.6      (43.6)
Discontinued operations            -         (10.3)
Income (Loss) Before
 Extraordinary Charge and
 Accounting Changes               177.6      (53.9)
Extraordinary charge               -         (44.0)
Accounting changes                 -        (220.2)
Consolidated Net Income(Loss)  $  177.6   $ (318.1)
Weighted Average Common Shares
  Outstanding (in thousands)     64,209      63,692
Earnings(Loss)Per Common Share:
Income (Loss) from
  Continuing Operations        $   2.77   $  (.68)
Discontinued operations             -        (.16)
Income (Loss) Before
 Extraordinary Charge and
 Accounting Changes                2.77      (.84)
Extraordinary charge               -         (.69)
Accounting changes                 -        (3.46)
Earnings (Loss) Per
  Common Share                 $   2.77   $ (4.99)






      Preliminary Summary of Consolidated Results
            For the Years Ended December 31
        (in Millions Except Per Share Amounts)

                             For the Years Ended   Percent
                                  December 31,     Change
                                 1994       1993

STATISTICS
Access Lines in Service         2,009      1,964     2%
Interstate Minutes of Use       6,917      6,522     6%


                               Dec. 31,  Dec. 31,
                                  1994     1993
BALANCE SHEET
Common Equity at Period End    $ 952.8   $ 854.6
Book Value Per Common Share
  at Period End                $  14.77  $  13.38
Debt Ratio at Period End          51.0%     59.9%